EXHIBIT 99.2


                                       UNOCAL
                                       2141 Rosecrans Avenue, Suite 4000
                                       El Segundo, California 90245

                        [UNOCAL LOGO]

                                       NEWS RELEASE

                                       Contact: Barry Lane (Media)
                                                310-726-7731
                                                Robert Wright (Investors)
                                                310-726-7665

    Unocal announces offer to acquire outstanding stock of Pure Resources
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     El Segundo, Calif., Aug. 20, 2002 -- Unocal Corporation (NYSE: UCL)
today said its board of directors has approved plans for its subsidiary, Union Oil Company of California, to make an offer to the stockholders of Pure Resources, Inc. (NYSE: PRS) to acquire all of the outstanding shares of common stock of Pure that Unocal does not already own.

     Pure stockholders will be offered 0.6527 shares of Unocal common stock, in an exchange designed to be tax-free, for each outstanding share of Pure's common stock they own. Unocal would issue approximately 12 million shares to complete the transaction.

     Unocal, through its subsidiary Union Oil of California, currently owns approximately 65 percent of Pure's common stock. Based on the $34.09 closing price of Unocal's shares on Aug. 20, 2002, the offer represents a value of approximately $22.25 per share of Pure common stock and a 27-percent premium to the closing price of Pure common stock on that date.

     Unocal expects to file offering materials with the Securities and Exchange Commission and to commence its exchange offer on or about Sept. 5, 2002. Unocal's offer will be subject to the condition that it holds at least 90 percent of the outstanding shares of Pure common stock at the completion of the exchange offer and other customary conditions.

     Following successful completion of the exchange offer, Unocal will effect a short-form merger of Pure with a subsidiary of Unocal in which Pure shares held by the remaining public stockholders will be converted into the same consideration paid in the exchange offer, except for those stockholders who exercise appraisal rights.

ABOUT UNOCAL CORPORATION
     Unocal is one of the world's leading independent natural gas and crude oil exploration and production companies. The company's oil and gas activities are in North America, Asia, Latin America, and the North Sea. Unocal is one of the world's largest producers of geothermal energy with operations in the Philippines and Indonesia.

ABOUT PURE RESOURCES, INC.


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     Pure is an independent exploration and production company that develops and produces oil and natural gas in the Permian Basin, the San Juan Basin, the Gulf Coast and the Gulf of Mexico. The company also owns an undivided interest under approximately 6 million gross fee mineral acres throughout the Southern Gulf Coast region of the U.S. Pure was formed in May 2000 through the combination of Titan Exploration, Inc., and the Permian Basin business unit of Unocal Corporation.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
     In connection with the proposed transaction, Unocal expects to file an exchange offer prospectus and related materials with the Securities and Exchange Commission. These materials will contain important information. Investors and security holders are advised to carefully review this document and related materials when they become available.
     Investors and security holders may obtain a free copy of the exchange offer prospectus and other documents filed by Unocal with the commission at the commission's web site, www.sec.gov. Copies of the exchange offer prospectus, as well as Unocal's related filings made with the Commission, may also be obtained from Unocal's Investor Relations Department at 310-726-7667.

CONFERENCE CALL
     Unocal will hold a conference call with financial analysts to discuss the offer. The call will be held on Wednesday, Aug. 21, 2002, at 8 a.m. PDT
(11 a.m. EDT).
     To listen to the conference call over the Internet, go to the Investor Information section of the Unocal web site, WWW.UNOCAL.COM. To dial-in for the call, the number is 888-810-8159, or 312-470-7113, passcode 9836. Replays of the conference call, including questions and answers, will be available through Sept. 20, 2002.


                                  * * * * *
This news release contains certain forward-looking statements about future business transactions involving Unocal and Pure. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Unocal's current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Actual results could differ materially from what is expressed or forecasted in this news release. Those risk factors are discussed in the Unocal and Pure Annual Reports on Form 10-K and subsequent reports that have been filed by the companies with the U.S. Securities and Exchange Commission.

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                       [UNOCAL CORPORATION LETTERHEAD]



                                                                 August 20, 2002


The Board of Directors
Pure Resources, Inc.
500 West Illinois
Midland, Texas 79701

Gentlemen:

It has become clear to us that the best interests of our respective stockholders will be served by Unocal's acquisition of the shares of Pure Resources that we do not already own. We believe that a full combination of our businesses will yield significant efficiencies and, by fully integrating Pure into the Union Oil family of operations, will provide Pure stockholders with the ability to share in a greater scope of opportunities than are available to them as Pure stockholders. In addition, the transaction will provide Pure stockholders with a currency that has substantially greater liquidity than Pure has been able to provide.

Unocal recognizes that a strong and stable on-shore, North America production base will facilitate the execution of its North American gas strategy. The skills and technology required to maximize the benefits to be realized from that strategy are now divided between Union Oil and Pure. Sound business strategy calls for bringing those assets together, under one management, so that they may be deployed to their highest and best use. For those reasons, we are not interested in selling our shares in Pure. Moreover, if the two companies are combined, important cost savings should be realized and potential conflicts of interest will be avoided.

Consequently, our Board of Directors has authorized us to make an exchange offer pursuant to which the stockholders of Pure (other than Union Oil) will be offered 0.6527 shares of common stock of Unocal for each outstanding share of Pure common stock they own in a transaction designed to be tax-free. Based on the $34.09 closing price of Unocal's shares on August 20, 2002, our offer provides a value of approximately $22.25 per share of Pure common stock and a 27% premium to the closing price of Pure common stock on that date.

Unocal's offer is being made directly to Pure's stockholders. We believe that it will be favorably received by them due to the substantial premium to Pure's market price, the attractiveness of Unocal stock and the opportunity for greater liquidity. Pure stockholders, through their ownership of Unocal common stock, will continue to participate in Pure's business and will also participate in the other attractive opportunities that Unocal has in its inventory.


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Our offer will be conditioned on the tender of a sufficient number of shares of
Pure common stock such that, after the offer is completed, we will own at least 90% of the outstanding shares of Pure common stock and other customary conditions. Another of our conditions will be that Pure will not enter into any transactions which are outside the ordinary course of business. Assuming that the conditions to the offer are satisfied and that the offer is completed, we will then effect a "short form" merger of Pure with a subsidiary of Unocal as soon as practicable thereafter. In this merger, the remaining Pure public stockholders will receive the same consideration as in the exchange offer, except for those stockholders who choose to exercise their appraisal rights.

We intend to file our offering materials with the Securities and Exchange Commission and commence our exchange offer on or about September 5, 2002. Unocal is not seeking, and as the offer is being made directly to Pure's stockholders, Delaware law does not require approval of the offer from Pure's Board of Directors. We, however, encourage you to consult with your outside counsel as to the obligations of Pure's Board of Directors under the U.S. tender offer rules to advise the stockholders of your recommendation with respect to our offer. Also, enclosed is a copy of the press release that we are issuing in connection with the offer.

                        Sincerely,

                        /s/ Terry G. Dallas
                        -------------------

                        Terry G. Dallas
                        Executive Vice President and Chief Financial Officer